July 1, 2024

Bradley H. Bailey
Chief Financial Officer
Amplify Commodity Trust (formerly ETF Managers Group Commodity Trust I) c/o Amplify Investments LLC
3333 Warrenville Road, Suite 350
Lisle, IL 60532

       Re: Amplify Commodity Trust (formerly ETF Managers Group Commodity Trust
           I)
           Form 10-K for the Fiscal Year Ended June 30, 2023
           File No. 001-36851
Dear Bradley H. Bailey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets